UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36218 / June 23, 2026

In the Matter of:

LibreMax Asset-Backed Income Fund
LibreMax Capital, LLC
Certain of their affiliated entities as described in Schedule A to the Application

601 Lexington Avenue, 30th Floor
New York, NY 10022

812-15928

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

LibreMax Asset-Backed Income Fund, et al. filed an application on October 27, 2025, and
amendments to the application on April 7, 2026 and May 12, 2026, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business
development companies, registered closed-end management investment companies, and
registered open-end management investment companies (collectively, the "Regulated Funds") to
co-invest in portfolio companies with each other and with certain affiliated investment entities.

On May 28, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36191). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by LibreMax Asset-Backed Income Fund, et al. (File No. 812-15928) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.